UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hovnanian Enterprises, Inc.
(Name of Issuer)
Class A Common Stock, $.01 par value per share
(Title of Class of Securities)
442487203
(CUSIP Number)
Peter S. Reinhart
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701
(732) 747-7800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	442487203

1	NAME OF REPORTING PERSON Kevork S. Hovnanian Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Connecticut

	7	SOLE VOTING POWER

NUMBER OF		4,833,826

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,833,826

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,833,826

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.2%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	442487203

1	NAME OF REPORTING PERSON Sirwart Hovnanian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		440,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		440,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	440,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	442487203

1	NAME OF REPORTING PERSON Peter S. Reinhart, as trustee of the Sirwart Hovnanian 1994 Marital Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		5,210,091

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,210,091

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,210,091

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON

	IN

EXPLANATORY NOTE: Kevork S. Hovnanian, the original reporting person on this statement on Schedule 13D, died on September 24, 2009. On October 14, 2009, the executors of the Estate of Kevork S. Hovnanian were appointed and qualified. The executors will be filing a separate statement on Schedule 13D to report the beneficial ownership of subject securities by the Estate. Accordingly, the other reporting persons are amending their joint filing of a statement on Schedule 13D principally to exclude Kevork S. Hovnanian as one of the reporting persons.
Amendment No. 3 to Statement on Schedule 13D
     This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Kevork S. Hovnanian, the Kevork S. Hovnanian Family Limited Partnership, Sirwart Hovnanian and Peter S. Reinhart, as trustee of the Sirwart Hovnanian 1994 Marital Trust (the “Marital Trust”), with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995 and Amendment No. 2 to the Schedule 13D filed on December 9, 2008 (as so amended, the “Schedule 13D”). Kevork S. Hovnanian is no long a reporting person on this joint filing. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background
     Item 2 of the Schedule 13D is hereby amended by deleting the section thereof captioned “1. Kevork S. Hovnanian” in its entirety and renumbering the remaining sections sequentially “1.” through “3.”.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended by deleting the section thereof captioned “1. Kevork S. Hovnanian.” in its entirety and renumbering the remaining sections sequentially “1.” through “2.”.
     Item 3 of the Schedule 13D is also hereby amended by deleting the text under the section thereof now captioned “2. Sirwart Hovnanian.” in its entirety and restating it as follows:
     Sirwart Hovnanian received a total of 440,000 shares of Class A Common Stock as gifts from her husband, Kevork S. Hovnanian.
     Item 3 of the Schedule 13D is also hereby amended by adding the following at the end thereof:
3. Peter S. Reinhart as trustee of the Marital Trust
     Not applicable.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended by deleting the final paragraph thereof and replacing it with the following:
     In their capacity as significant stockholders of the Issuer, the Limited Partnership, Sirwart Hovnanian and Peter S. Reinhart, as trustee of the Marital Trust (the “Reporting Persons”), intend to review on an ongoing basis their investment in the Issuer. Depending on the factors discussed below, the Reporting Persons (subject to applicable law) may acquire additional shares of Class A Common Stock and/or Class B Common Stock; may sell shares of Class A Common Stock and/or Class B Common Stock in a public offering, pursuant to a registration statement, pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions, or in sales otherwise registered or exempt from registration under the Securities Act; may distribute shares of Class A Common Stock and/or Class B Common Stock to partners or beneficiaries; or may engage in any combination of the foregoing. Further, subject to applicable law, the

Reporting Persons may enter into derivative transactions or alternative structures with respect to the shares of Class A Common Stock and/or Class B Common Stock. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares of Class A Common Stock and/or Class B Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, fiduciary obligations of the trustee of the Marital Trust, potential tax considerations and other factors. Peter S. Reinhart is the Senior Vice President and General Counsel of the Issuer, and in that capacity he has an active role in the management of the Issuer on operational, financial and strategic initiatives.
     While none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other General Partners of the Limited Partnership, has any specific plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interests in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)-(b). The answers to clauses (a) and (b) of Item 5 of Schedule 13D are set forth below for the Reporting Persons and for each of the other General Partners of the Limited Partnership. The Class A Common Stock beneficial ownership figures include all shares of Class B Common Stock (which is convertible at any time to Class A Common Stock) beneficially owned by such parties. Each of the General Partners of the Limited Partnership other than the Marital Trust disclaims beneficial ownership of the Class B Common Stock beneficially owned by the Limited Partnership and convertible at any time to Class A Common Stock as described in this Statement. The Marital Trust is the managing General Partner of the Limited Partnership and as the trustee of the Marital Trust, Peter S. Reinhart has the sole power to vote and dispose of the shares of Class B Common Stock held by the Limited Partnership.
1. Limited Partnership
     (a) The Limited Partnership beneficially owns 4,833,826 shares of Class A Common Stock of the Issuer, all of which represent shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock. The shares beneficially owned represent approximately 7.2% of the shares of Class A Common Stock, based upon 62,649,376 shares of Class A Common Stock outstanding as of September 1, 2009, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents approximately 23.2% of the combined voting power of the Class A Common Stock and Class B Common Stock.
     (b) The Limited Partnership has sole power to vote or to direct the vote and to dispose or direct the disposition of the 4,833,826 shares of Class A Common Stock beneficially owned by it.
2. Sirwart Hovnanian
     (a) Sirwart Hovnanian beneficially owns 440,000 shares of Class A Common Stock. The shares beneficially owned represent approximately 0.7% of the shares of Class A Common Stock, based upon 62,649,376 shares of Class A Common Stock outstanding as of September 1, 2009. Such beneficial ownership represents approximately 0.2% of the combined voting power of the Class A Common Stock and Class B Common Stock.
     (b) Sirwart Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 440,000 shares of Class A Common Stock beneficially owned by her.

3. Peter S. Reinhart, as trustee of the Marital Trust
     (a) Peter S. Reinhart, as trustee of the Marital Trust (which is also the Managing General Partner of the Limited Partnership), beneficially owns 5,210,091 shares of Class A Common Stock, all of which represent shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock. The shares beneficially owned represent approximately 7.7% of the shares of Class A Common Stock, based upon 62,649,376 shares of Class A Common Stock outstanding as of September 1, 2009, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents approximately 25.0% of the combined voting power of the Class A Common Stock and Class B Common Stock.
     (b) As trustee of the Marital Trust, which is also the Managing General Partner of the Limited Partnership, Peter S. Reinhart has sole power to vote or to direct the vote and to dispose or direct the disposition of 5,210,091 shares of Class A Common Stock beneficially owned by him in such capacity.
4. Ara K. Hovnanian
     (a) Ara K. Hovnanian beneficially owns 21,084,945 shares of Class A Common Stock, including 1,750,000 shares of Class A Common Stock subject to options either currently exercisable or exercisable within 60 days and 8,221,316 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock (including 93,750 shares of Class B Common Stock subject to options either currently exercisable or exercisable within 60 days). The shares beneficially owned represent approximately 29.0% of the shares of Class A Common Stock, based upon 62,649,376 shares of Class A Common Stock outstanding as of September 1, 2009, plus (for purposes of computing such percentage) the shares of Class A Common Stock underlying such options and the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents approximately 45.0% of the combined voting power of the Class A Common Stock and Class B Common Stock.
     The shares beneficially owned by Ara K. Hovnanian include 7,127,392 shares of Class A Common Stock and 7,138,646 shares of Class B Common Stock held by Sirwart Hovnanian, Ara K. Hovnanian, Sossie K. Najarian, Esto K. Barry, Lucy K. Kalian and Nadia K. Rodriguez, Executors of the Estate of Kevork S. Hovnanian, Deceased, for which Ara K. Hovnanian is special purpose Executor with respect to investments in securities of the Issuer, 223,587 shares of Class B Common Stock held in a grantor retained annuity trust (the “AKH GRAT”) of which Ara K. Hovnanian is trustee, 372,116 shares of Class A Common Stock and 431,394 shares of Class B Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power and 37,374 shares of Class A Common Stock and 122,274 shares of Class B Common Stock held by Mr. Hovnanian’s wife and children. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in the AKH GRAT and such other trusts and accounts.
     (b) Ara K. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 20,121,492 shares of Class A Common Stock.
     Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 963,453 shares of Class A Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife, his four sisters and Peter S. Reinhart, Senior Vice President and General Counsel of the Issuer. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. All of such persons are citizens of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
5. Other Individual General Partners

     (a) The other Individual General Partners of the Limited Partnership — Sossie K. Najarian, Esther K. Barry, Lucy K. Kalian and Nadia K. Rodriguez — beneficially own an aggregate of 1,707,156 shares of Class A Common Stock, including 942,566 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock, which represents approximately 2.7% of the shares of Class A Common Stock, based upon 62,649,376 shares of Class A Common Stock outstanding on September 1, 2009, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents approximately 4.9% of the combined voting power of the Class A Common Stock and Class B Common Stock.
     These shares include an aggregate of 354,116 shares of Class A Common Stock held in trusts as to which Ara K. Hovnanian is also a trustee, and are included in his beneficial ownership figures above. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. All of such persons are citizens of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (b) The other Individual General Partners have sole power to vote or to direct the vote and to dispose or direct the disposition of an aggregate of 846,436 shares of Class A Common Stock, shared voting and shared investment power with, depending on the particular trust or account, their husbands and children, over 506,604 shares of Class A Common Stock and shared voting and shared investment power over 354,116 shares of Class A Common Stock held in trusts as to which Ara K. Hovnanian and Peter S. Reinhart are also trustees.
7. Trust General Partners
     (a) - (b). The Trust General Partners of the Limited Partnership are the following:
•	Sirwart Hovnanian 1994 Marital Trust

•	Ara K. Hovnanian Family 1994 Long-Term Trust

•	Sossie K. Najarian Family 1994 Long-Term Trust

•	Esther K. Barry Family 1994 Long-Term Trust

•	Lucy K. Kalian Family 1994 Long-Term Trust

•	Nadia K. Rodriguez Family 1994 Long-Term Trust
     All of the shares held by such trusts are included in the beneficial ownership figures of their respective trustees who are discussed above.
     (c) The following transactions have been effected during the 60 days prior to the date hereof:
     On October 14, 2009, the executors of the Estate of Kevork S. Hovnanian were appointed and qualified. As special purpose executor with respect to investments in securities of the Issuer, Ara K. Hovnanian also may be deemed to have acquired beneficial ownership of the 7,127,392 shares of Class A Common Stock and 7,138,646 shares of Class B Common Stock beneficially owned by the Estate.
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     Exhibit 2 — Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2009	KEVORK S. HOVNANIAN FAMILY LIMITED PARTNERSHIP
/s/ Peter S. Reinhart
	Name:	Peter S. Reinhart
	Title:	Managing General Partner

Date: October 26, 2009	/s/ Sirwart Hovnanian
Sirwart Hovnanian

Date: October 26, 2009	/s/ Peter S. Reinhart
	Name:	Peter S. Reinhart, as trustee of the Sirwart
Hovnanian 1994 Marital Trust